The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 21, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Settlement on Litigation against UFJ Group (currently, Mitsubishi UFJ Group).</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/21/06 4:42PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller

RECEIVED
2006 NOV 27 P 1:?7
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Sumitomo Trust & Banking Co., Ltd.

Settlement on Litigation against UFJ Group (currently, Mitsubishi UFJ Group)

Tokyo, November 21, 2006 --- In response to settlement recommendation by The Tokyo High Court in connection with our legal action on damages against UFJ Holdings, UFJ Bank and UFJ Trust Bank of UFJ Group (currently, Mitsubishi UFJ Group), a settlement during court proceedings was reached today, whereby Mitsubishi UFJ Financial Group, a successor of UFJ Holdings, will pay to us a sum of 2.5 billion yen as a settlement amount. As a result, the litigation between us and UFJ Group (currently, Mitsubishi UFJ Group) was acceptably and entirely settled.

For enquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654